04013235

STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2003 AND ENDING JUNE 30, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RENSSELAER SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 KENWOOD AVE.
(No. and Street)

PROCESSED
OCT 04 2004
THOMSON FINANCIAL

LATHAM N.Y. 12110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUSACK AND CO., CPAs
(Name – *if individual, state last, first, middle name*)

18 CORNELL RD. LATHAM N.Y. 12110
(Address) (City) (State) (Zip Code)

RECD S.E.C.
SEP 15 2004
613

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM T. HAZELTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENSSELAER SECURITIES CORP., as of JUNE 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACI J. DAOUST
Notary Public, State of New York
No. 5005806
Qualified in Rensselaer County
Commission Expires Dec. 21, 20 06

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RENSSELAER SECURITIES CORP.

FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

JUNE 30, 2004 AND 2003

CUSACK & COMPANY
Certified Public Accountants LLC
15 CORNELL ROAD
LATHAM, NEW YORK 12110
(518) 786-3550
FAX (518) 786-1538
E-MAIL ADDRESS: CUSACKCO@NYCAP.RR.COM
WWW.CUSACKCPA.COM

JOSEPH D. BATTAGLIA, CPA
KENNETH B. CLAFLIN, CPA
PAUL A. CUDA, CPA
JAMES M. CUSACK, CPA*

JOHN A. CRISCONE
TERRENCE P. GILLOOLEY
JOHN J. TAFILOWSKI
KIMBERLY A. URQUHART

CLIFTON PARK
(518) 383-1722

MEMBERS OF:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS
*ALSO LICENSED IN VERMONT

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Rensselaer Securities Corp.

We have audited the accompanying statements of financial condition of Rensselaer Securities Corp. as of June 30, 2004 and 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rensselaer Securities Corp. as of June 30, 2004 and 2003, and the results of its operations and changes in its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cusack & Company, CPA's LLC

CUSACK & COMPANY, CPA'S LLC

Latham, New York
August 20, 2004

	2004	2003
ASSETS		
Cash	$ 9,640	$ 45,099
Deposits with Clearing Organization (Cash $383,257 and Securities with a Fair Value of $1,428,645 at June 30, 2004 Cash $702,106 and Securities with a Fair Value of $806,880 at June 30, 2003)	1,811,902	1,508,986
Due from Clearing Organization	-	93,679
Other Deposits, at Fair Value	75,267	75,186
Accounts Receivable	2,201	2,201
Investments	16,300	16,300
Prepaid Income Taxes	225	3,340
Prepaid Expenses	10,975	9,967
Property, Plant and Equipment, Less Accumulated Depreciation of $21,938 and $35,761	12,957	15,566
Total Assets	$1,939,467	$1,770,324
LIABILITIES AND STOCKHOLDERS' EQUITY		
Securities Sold Not Yet Purchased	$ 6,580	$ -
Due to Clearing Organization	64,865	-
Accounts Payable	23,966	22,321
Accrued Expenses	39,175	72,063
Total Liabilities	134,586	94,384
Stockholders' Equity:		
Common Stock, No Par Value; Shares Authorized 200; 100 Shares Issued and Outstanding	100	100
Additional Paid-In Capital	125,275	125,275
Retained Earnings	1,679,506	1,550,565
Total Stockholders' Equity	1,804,881	1,675,940
Total Liabilities and Stockholders' Equity	$1,939,467	$1,770,324

RENSSELAER SECURITIES CORP.

STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
Revenue:		
Dealer Inventory and Investment Gains	$ 1,059,552	$1,767,619
Commission Income	43,121	31,937
Interest and Dividend Income	93,140	100,598
Miscellaneous Income	-	54
	1,195,813	1,900,208
Expenses:		
Employee Compensation and Benefits and Related Taxes	245,240	511,264
Pension Expense	50,000	80,000
Quotation Services	47,416	51,938
Clearing and Commission Fees	111,606	100,029
Other Operating Expenses	85,085	112,670
	539,347	855,901
Income Before Provision for Income Taxes	656,466	1,044,307
Refund of (Provision for) Income Taxes	2,475	(5,363)
Net Income	$ 658,941	$1,038,944

See accompanying notes and independent auditor's report.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance: June 30, 2002	$ 100	$ 125,275	$ 1,461,621	$ 1,586,996
Net Income for the Year Ended June 30, 2003	-	-	1,038,944	1,038,944
Shareholder's Distributions of Net Income	-	-	(950,000)	(950,000)
Balance: June 30, 2003	100	125,275	1,550,565	1,675,940
Net Income for the Year Ended June 30, 2004	-	-	658,941	658,941
Shareholder's Distributions of Net Income	-	-	(530,000)	(530,000)
Balance: June 30, 2004	$ 100	$ 125,275	$ 1,679,506	$ 1,804,881

	2004	2003
Cash Flows from Operating Activities:		
Net Income	$ 658,941	$ 1,038,944
Adjustments to Reconcile Net Income to Net Cash Provided By (Used In) Operating Activities:		
Depreciation of Property, Plant and Equipment	4,710	4,397
Unrealized Loss on Securities	79,166	46,053
Change in Assets and Liabilities:		
Securities Inventory	(700,931)	767,225
Due from Clearing Organization	93,679	37,848
Accounts Receivable	-	(251)
Investments	-	30,000
Prepaid Income Taxes	3,115	900
Prepaid Expenses	(1,008)	(9,967)
Accounts Payable and Accrued Expenses	(31,243)	(6,866)
Margin Loan Payable	-	(218,040)
Due to Clearing Organization	64,865	-
Securities Sold Not Yet Purchased	6,580	-
Net Cash Provided By Operating Activities	177,874	1,690,243
Cash Flows Provided By (Used In) Investing Activities:		
Capital Expenditures	(2,101)	(1,112)
Other Deposit with Clearing Organization	(81)	13
Net Cash Used In Investing Activities	(2,182)	(1,099)
Cash Flows Used in Financing Activities		
Distributions of S-Corporation Earnings	(530,000)	(950,000)
Net Increase (Decrease) in Cash and Cash Equivalents	(354,308)	739,144
Cash and Cash Equivalents at Beginning of Period	747,205	8,061
Cash and Cash Equivalents at End of Period	$ 392,897	$ 747,205
Composition of Cash and Cash Equivalents:		
Cash	9,640	45,099
Cash with Clearing Organization	383,257	702,106
	$ 392,897	$ 747,205
Supplemental Disclosure of Other Cash Items:		
Income Taxes Paid (Recovered)	$ (2,890)	$ 5,763
Interest Paid	$ 161	$ 1,270

See accompanying notes and independent auditor's report.

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was formed in July 1993, for the purpose of providing brokerage services to retail and institutional investors on a fully-disclosed basis. The Company began operations as a broker/dealer in December 1993 and derives a majority of its revenue from trading profits on unlisted fixed income securities.

Revenue Recognition

The Company records security transactions and related expense on a trade date basis.

Income Taxes

Income tax expense is provided on income as reported in the statements of income regardless of when such taxes are payable. Deferred taxes result from the recognition of certain income and expense items in different time periods for financial statement and tax return purposes.

Under the asset and liability method of SFAS № 109, deferred tax assets would be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These timing differences are not considered to be material, therefore no deferred tax provision has been recorded.

Property, Plant and Equipment

Capital expenditures consisting of office furniture and equipment are depreciated over the estimated useful lives of the related assets ranging from five to ten years using the straight line method.

Advertising

Advertising and promotional costs are expensed as incurred.

Cash and Cash Equivalents

Cash of $9,640 and $45,099 at June 30, 2004 and 2003, respectively, consists of cash in banks and financial institutions and cash on hand. For purposes of the statement of cash flows, the Corporation also considers cash deposited with the clearing organization to be cash equivalents.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities and Exchange Commission Rule 15c3-3 Exemption

The Corporation was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at June 30, 2004 or June 30, 2003. Customer transactions are not handled by the Corporation, rather transactions are processed through a carrying broker, on a fully disclosed basis. The Corporation does not maintain margin accounts for their customers. The Corporation has no liabilities subordinated to the claims of general creditors. The Corporation is not a member of any securities exchange.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from these estimates.

2. OTHER DEPOSITS

In December 1993, the Corporation made a $50,000 interest bearing deposit with its clearing agent, U.S. Clearing Corp. During 2001 the Corporation raised the deposit in accordance with the revised $75,000 funding limit. This account is subject to withdrawal restrictions and is not used for clearing security transactions. The funds are invested in either cash, U.S. Treasury Bills or a money market fund. The fair value of the good faith deposit was $75,267 and $75,186 at June 30, 2004 and 2003, respectively.

3. INVESTMENTS

Investments for trading purposes, including those securities held by the clearing organization, are marked to the market price. Realized and unrealized gains or losses are therefore recognized as revenue during the current period.

4. OTHER OPERATING EXPENSES

Other operating expenses consisted of the following for the period ended June 30,

	2004	2003
Consulting and Temporary Help	$ 1,116	$ 4,755
Professional Fees	30,969	40,879
Occupancy	11,000	14,319
Regulatory Dues and Fees	9,689	8,109
Dues and Subscriptions	797	524
Office Supplies	4,704	6,408
Communications	14,144	15,617
Insurance and Bonding	2,403	3,688
Advertising and Promotion	107	1,269
Depreciation and Amortization	4,710	4,397
Margin Interest	161	1,270
Meals, Travel and Entertainment	5,285	11,435
	$ 85,085	$ 112,670

5. PENSION BENEFITS

The Corporation maintains two qualified retirement plans. Both plans are defined contribution plans that cover employees 21 years or older that have provided 1,000 hours of service per year. One plan allows a discretionary contribution up to 15% of compensation while the other plan requires a contribution of 5% of each participants compensation for the plan year. The amounts contributed annually to each plan are allocated to the qualifying participants in the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants for the plan year. In each plan participants vest 20% per year after their first year and are fully vested after five years of participation. The normal retirement age under each Plan is 59½ years old. The total contributed to all plans was $50,000 for the year ended June 30, 2004 and $80,000 for June 30, 2003.

6. INCOME TAXES

Income tax expense (refund) consisted of the following for the years ended June 30,

	2004	2003
Current Income Tax:		
State	$ (2,475)	$ 5,353

The Corporation elected to be treated as a Sub-Chapter S-Corporation beginning January 1, 1999 and accordingly changed its tax reporting year-end to December 31. Under these provisions, the Corporation will generally not pay Federal income taxes and will be only subject to State income taxes based on the difference between the top corporate and individual tax rates on its taxable income.

7. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and shall not exceed 15 to 1 in subsequent years (and the rule of "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2004 the Corporation had net capital of $1,581,246 which was $1,481,246 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1 at June 30, 2004. At June 30, 2003, the Corporation had net capital, as defined, of $1,519,435 which was $1,419,435 in excess of its minimum required net capital of $100,000 . The Corporation's ratio of aggregate indebtedness to net capital was .06 to 1 at June 30, 2003.

8. COMMITMENTS AND CONTINGENT LIABILITIES

Off-Balance-Sheet Risk

The Corporation engages in the business of a broker and dealer in securities as defined in Note 1 to the basic financial statements. The inherent risk of this business is the ability of the Corporation to properly execute all customer initiated transactions, if any, including the proper safeguarding and transfer of customer owned securities. During the periods ended June 30, 2004 and 2003, the Corporation did not hold customer securities.

Litigation

Management is not aware of any pending or threatened litigation that could result in any material adverse effect on the Corporation's financial condition as of June 30, 2004.

Operating Leases

The Corporation leases office space under an operating lease at $1,000 per month, through October 2004 with an additional three, one year renewal options. Future minimum payments under this agreement for the year ending June 30, 2005 is $4,000.

9. MARGIN LOAN PAYABLE

The Company will occasionally purchase securities on margin for the Firm account. These loans are short term in nature. The interest rate charged on margin loans is 1% above the brokers call. The loan is collateralized by Securities owned by the Company. There was no outstanding margin loan balance at June 30, 2004 and 2003.

OTHER FINANCIAL INFORMATION

Rensselaer Securities Corp.

Schedule 1

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2004 and 2003

	2004	2003
Net Capital		
Total Stockholders' Equity Qualified for Net Capital	$ 1,804,881	$ 1,675,940
Deductions and/or Charges:		
Non-Allowable Assets:		
Petty Cash	450	450
Investments	16,300	16,300
Property, Plant and Equipment	12,957	15,566
Accounts Receivable	2,201	2,201
Prepaid Expenses	11,200	13,307
Total Non-Allowable Assets	43,108	47,824
Net Capital Before Haircuts on Securities Positions	1,761,773	1,628,116
Haircuts on Securities	180,527	108,681
Net Capital	$ 1,581,246	$ 1,519,435
Aggregate Indebtedness		
Items Included in the Statement of Financial Condition:		
Due to Clearing Organization	$ 64,865	$ -
Accounts Payable	23,966	22,321
Accrued Expenses	39,175	69,363
Accrued Income Taxes	-	2,700
Total Aggregate Indebtedness	$ 128,006	$ 94,384
Computation of Basic Net Capital Requirement		
6⅔% of Aggregate Indebtedness	$ 8,534	$ 6,292
Minimum Net Capital Requirement	100,000	100,000
Excess Net Capital Over Minimum Net Capital Requirement	1,481,246	1,419,435
Excess Net Capital at 1000%*	1,568,445	1,509,997

* Calculated as Net Capital - (Total Aggregate Indebtedness x 10%)

Reconciliation with Corporation's Computation (included in Part II of Form X-17A-5 as of June 30, 2004 and 2003

	2004	2003
Net Capital, as reported in Corporation's Part II (Unaudited) FOCUS Report	$ 1,568,445	$ 1,519,435
Net Audit Adjustments	-	-
Net Capital Per Above	$ 1,568,445	$ 1,519,435

	2004	2003
CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$ -	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-	-
Monies payable against customers' securities loaned	-	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-	-
Credit balances in firm accounts which are attributable to principal sales to customers	-	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	-
Market value of short security count differences over 30 calendar days old	-	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-	-
Total Credit Items		
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-	-
Other	-	-
Total Debit Items		
RESERVE COMPUTATION:		
Excess of Total Debits Over Total Credits	-	-
Required Deposit	$ -	$ -

Note: There is no material difference between the Rensselaer Securities Corp. (RSC) computations of reserve requirements as filed in Form X-17a-5 (FOCUS report filed quarterly by RSC) and the above schedule. RSC is exempt from Rule 15c-3 as customer securities are not held by RSC.

During the years ended June 30, 2004 and 2003, Rensselaer Securities Corp. was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully disclosed basis with a clearing broker/dealer. All customer funds and securities were transmitted to the clearing broker/dealer which carries all of the accounts of such customers.